FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier PL

Vancouver, BC V6V 2J1

Tel: (604) 318-6172

Item 2

Date of Material Change

April 29, 2009

Item 3

News Release

Issued April 29, 2009, disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

VANCOUVER, BC, CANADA, April 29, 2009 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in second generation biomass-to-biofuel technology, announced that its wholly owned subsidiary Dynamotive USA, Inc. executed a long-term contract for the supply of feedstock for a planned 200 TPD BioOil® plant to be developed in southern Arkansas. Contract envisages the supply of 220,000 green tons per year of green residues (sawdust) for an initial term of 10 years with pricing linked to energy prices in the region. The contract was entered with Springhill Land and Timber, a leading producer of timber in the southeast which has a cooperative working relationship with over 25 hardwood sawmills in a four state area. Lamar Smith, owner of Springhill Land and Timber, commented, “This opportunity will be helpful to the timber industry in our area mostly because some of the products that are used we have not had a market for in the past.”

Dynamotive USA officials are working with El Dorado Chamber of Commerce, through its President & CEO, Mr. Don Wales in regard to development. The Company has been very impressed by the local enthusiasm for a plant. Dynamotive was attracted to Arkansas due to the State’s well-crafted alternative energy policies, which are among the strongest in the nation as a result of programs put forth by the Governor and State Legislature.

Several sites have been shortlisted by Dynamotive and the Company will work with Mr. Don Wales to make a final selection which is expected by the end of the year. It is foreseen that construction would commence in 2010, TECNA S.A. would act as owner engineer and Hunt, Guillot & Associates have been shortlisted as the local engineering partner. The Plant would incorporate the company’s new technology on Upgrading of BioOil®, which is scheduled to be deployed in 2011. Capital cost is expected to be approximately US$40 million, including US$7 million for a BioOil® upgrading module. The Company and its partners’ plan to submit applications for loan guarantees and other grant funding through Federal Programs.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, April 29, 2009 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in second generation biomass-to-biofuel technology, announced that its wholly owned subsidiary Dynamotive USA, Inc. executed a long-term contract for the supply of feedstock for a planned 200 TPD BioOil® plant to be developed in southern Arkansas.  Contract envisages the supply of 220,000 green tons per year of green residues (sawdust) for an initial term of 10 years with pricing linked to energy prices in the region.  The contract was entered with Springhill Land and Timber, a leading producer of timber in the southeast which has a cooperative working relationship with over 25 hardwood sawmills in a four state area.  Lamar Smith, owner of Springhill Land and Timber, commented, “This opportunity will be helpful to the timber industry in our area mostly because some of the products that are used we have not had a market for in the past.”

Dynamotive USA officials are working with El Dorado Chamber of Commerce, through its President & CEO, Mr. Don Wales in regard to development.  The Company has been very impressed by the local enthusiasm for a plant.  Dynamotive was attracted to Arkansas due to the State’s well-crafted alternative energy policies, which are among the strongest in the nation as a result of programs put forth by the Governor and State Legislature.

Several sites have been shortlisted by Dynamotive and the Company will work with Mr. Don Wales to make a final selection which is expected by the end of the year.  It is foreseen that construction would commence in 2010, TECNA S.A. would act as owner engineer and Hunt, Guillot & Associates have been shortlisted as the local engineering partner.  The Plant would incorporate the company’s new technology on Upgrading of BioOil®, which is scheduled to be deployed in 2011.  Capital cost is expected to be approximately US$40 million, including US$7 million for a BioOil® upgrading module.  The Company and its partners’ plan to submit applications for loan guarantees and other grant funding through Federal Programs.

At the state level, multiple production and feed credits have been identified by Dynamotive USA which would make the Arkansas project financially attractive.  Funding for the State’s already established Alternative Fuels Development Program was recently appropriated by the Arkansas State Legislature for the next two fiscal years.

•

Arkansas expanded its comprehensive Alternative Fuels Program by increasing funding for Feedstock Processors to $3 million from $2 million annually;

•

Alternative Fuel Distributors will receive $300,000 in grant funding; and

•

Production incentives under this program remain financially attractive, $2 million in grant funding that may be used for capital investment and/or operations costs.

* Incentives under this program are awarded on a competitive basis.   Dynamotive and its partners will make submissions under the terms of the program.

Don Wales, President & CEO, El Dorado Chamber of Commerce, noted: “We are excited to have Dynamotive as a corporate citizen in El Dorado and to be selected as the location for their US Flagship biorefinery.“  Dynamotive will bring highly skilled and sustainable jobs to a region that is all ready recognized for its oil/gas & chemical processing industries.  Mike Dumas, Mayor of El Dorado, commented: “Dynamotive has invested much time in El Dorado and they understand the region.  We look forward to working with them in this new industry.”  Additionally, County Judge Bobby Edmonds stated: “Union County is fortunate to have Dynamotive locate in our area.  This industry will take advantage of our renewable resources and convert these resources to forms of alternative energy.  We certainly support their efforts and expect to be a part of the growth of this new industry.”

Concluding, pleased with the progress the Company has made, Andrew Kingston, President & CEO, Dynamotive Energy Systems Corporation commented, “Dynamotive has reached a further milestone in its U.S. business plan with the execution the feedstock supply agreement with Springhill Land and Timber. We appreciate the support and commitment by Mr. Lamar Smith. We look forward to working jointly in the development of value added products from timber residues and in doing so establish new business opportunities in the region. We are also very pleased with the progress achieved and the support received by the Chamber of Commerce of El Dorado.  Mr. Don Wales has been and is a strong supporter of this development, it has been a pleasure to work with him and his team through the past year and we look forward to continue our work towards the implementation of a biorefinery in El Dorado”.

Louisiana/Missouri

Dynamotive USA continues to work with North Webster Parish Industrial Park officials and other parties for development of a further plant in northern Louisiana.  Further elements of the project need to be satisfied in regard to determining a suitable site and favorable economic conditions for such an investment. Concerning development of a project in Missouri, the Company is still considering the project which would potentially follow the development in Arkansas and Louisiana.

Cautionary Notes:

The projects referred to above remain subject to negotiations and execution of definitive agreements and securing adequate financing.  Accordingly, there can be no certainty in respect of the Company’s ultimate participation rights in the projects, nor of actual completion of them at this time.

® BioOil is a registered trademark of Dynamotive Energy Systems Corp.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 318-6172

Item 9

Date of Report

April 29, 2009

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

NEWS RELEASE: APRIL 29, 2009

Dynamotive U.S. Subsidiary Secures Biomass for Arkansas Plant  - Working Jointly With El Dorado Chamber of Commerce On Development

VANCOUVER, BC, CANADA, April 29, 2009 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in second generation biomass-to-biofuel technology, announced that its wholly owned subsidiary Dynamotive USA, Inc. executed a long-term contract for the supply of feedstock for a planned 200 TPD BioOil® plant to be developed in southern Arkansas.  Contract envisages the supply of 220,000 green tons per year of green residues (sawdust) for an initial term of 10 years with pricing linked to energy prices in the region.  The contract was entered with Springhill Land and Timber, a leading producer of timber in the southeast which has a cooperative working relationship with over 25 hardwood sawmills in a four state area.  Lamar Smith, owner of Springhill Land and Timber, commented, “This opportunity will be helpful to the timber industry in our area mostly because some of the products that are used we have not had a market for in the past.”

Dynamotive USA officials are working with El Dorado Chamber of Commerce, through its President & CEO, Mr. Don Wales in regard to development.  The Company has been very impressed by the local enthusiasm for a plant.  Dynamotive was attracted to Arkansas due to the State’s well-crafted alternative energy policies, which are among the strongest in the nation as a result of programs put forth by the Governor and State Legislature.

Several sites have been shortlisted by Dynamotive and the Company will work with Mr. Don Wales to make a final selection which is expected by the end of the year.  It is foreseen that construction would commence in 2010, TECNA S.A. would act as owner engineer and Hunt, Guillot & Associates have been shortlisted as the local engineering partner.  The Plant would incorporate the company’s new technology on Upgrading of BioOil®, which is scheduled to be deployed in 2011.  Capital cost is expected to be approximately US$40 million, including US$7 million for a BioOil® upgrading module.  The Company and its partners’ plan to submit applications for loan guarantees and other grant funding through Federal Programs.

At the state level, multiple production and feed credits have been identified by Dynamotive USA which would make the Arkansas project financially attractive.  Funding for the State’s already established Alternative Fuels Development Program was recently appropriated by the Arkansas State Legislature for the next two fiscal years.

•

Arkansas expanded its comprehensive Alternative Fuels Program by increasing funding for Feedstock Processors to $3 million from $2 million annually;

•

Alternative Fuel Distributors will receive $300,000 in grant funding; and

•

Production incentives under this program remain financially attractive, $2 million in grant funding that may be used for capital investment and/or operations costs.

* Incentives under this program are awarded on a competitive basis.   Dynamotive and its partners will make submissions under the terms of the program.

Don Wales, President & CEO, El Dorado Chamber of Commerce, noted: “We are excited to have Dynamotive as a corporate citizen in El Dorado and to be selected as the location for their US Flagship biorefinery.“  Dynamotive will bring highly skilled and sustainable jobs to a region that is all ready recognized for its oil/gas & chemical processing industries.  Mike Dumas, Mayor of El Dorado, commented: “Dynamotive has invested much time in El Dorado and they understand the region.  We look forward to working with them in this new industry.”  Additionally, County Judge Bobby Edmonds stated: “Union County is fortunate to have Dynamotive locate in our area.  This industry will take advantage of our renewable resources and convert these resources to forms of alternative energy.  We certainly support their efforts and expect to be a part of the growth of this new industry.”

Concluding, pleased with the progress the Company has made, Andrew Kingston, President & CEO, Dynamotive Energy Systems Corporation commented, “Dynamotive has reached a further milestone in its U.S. business plan with the execution the feedstock supply agreement with Springhill Land and Timber. We appreciate the support and commitment by Mr. Lamar Smith. We look forward to working jointly in the development of value added products from timber residues and in doing so establish new business opportunities in the region. We are also very pleased with the progress achieved and the support received by the Chamber of Commerce of El Dorado.  Mr. Don Wales has been and is a strong supporter of this development, it has been a pleasure to work with him and his team through the past year and we look forward to continue our work towards the implementation of a biorefinery in El Dorado”.

Louisiana/Missouri

Dynamotive USA continues to work with North Webster Parish Industrial Park officials and other parties for development of a further plant in northern Louisiana.  Further elements of the project need to be satisfied in regard to determining a suitable site and favorable economic conditions for such an investment. Concerning development of a project in Missouri, the Company is still considering the project which would potentially follow the development in Arkansas and Louisiana.

Cautionary Notes:

The projects referred to above remain subject to negotiations and execution of definitive agreements and securing adequate financing.  Accordingly, there can be no certainty in respect of the Company’s ultimate participation rights in the projects, nor of actual completion of them at this time.

® BioOil is a registered trademark of Dynamotive Energy Systems Corp.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the Company's website. www.dynamotive.com.

About BioOil® Biofuel

BioOil® is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides (‘NOx’) emissions than conventional oil as well as little or no sulfur oxide gases (‘SOx’), which are a prime cause of acid rain.  BioOil® and BioOil Plus™ are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. BioOil® can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Dynamotive Energy Systems Corporation

Delphin Thebaud
Switchboard: (703) 336-8450

Fax : (703) 336-8462

Email: info@dynamotive.com

Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the Company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.